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SEC FILE NUMBER
8-68962

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing

MAR 02 2023

Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Dynasty Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 Central Avenue, 15TH FLOOR

(No. and Street)

Saint Petersburg	FL	33701
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jill Russo	727-865-4809	jrusso@dynastyfp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Clifton Larson Allen LLP

(Name – if individual, state last, first, and middle name)

293 Eisenhower Parkway - Suite 290	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

10/16/2003	655
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Jill Russo, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Dynasty Securities, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Jill Russo*

Title: *SVP, Chief Compliance Officer*

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Dynasty Securities, LLC
St. Petersburg, FL

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dynasty Securities, LLC (the "Company") as of December 31, 2022, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental

information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission), is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

We have served as the Company's auditor since 2012.

Livingston, New Jersey
February 28, 2023

DYNASTY SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

ASSETS		
Cash	$	599,981
Prepaid Expenses		1,127
Accounts Receivable and Accrued Revenue		601,972
Due to/from Parent		235,249
TOTAL ASSETS	$	1,438,329
LIABILITIES AND MEMBER'S EQUITY		
Accounts Payable and Accrued Expenses		5,105
TOTAL LIABILITIES	$	5,105
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		1,433,224
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,438,329

* The accompanying notes are an integral part of these financial statements.

DYNASTY SECURITIES, LLC
STATEMENT OF INCOME

YEAR ENDED DECEMBER 31,2022

Revenues		
Referral Fees	$	3,511,869
TOTAL REVENUES		3,511,869
Expenses		
Employee Compensation and Benefits		89,269
Professional Fees		133,325
Rent		13,303
Travel and entertainment		15,324
Marketing		12,927
Computer, internet, telephone		10,479
Dues and Subscriptions		9,688
Other		12,054
TOTAL EXPENSES		296,369
NET INCOME	$	3,215,500

* The accompanying notes are an integral part of these financial statements.

DYNASTY SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31,2022

Balance, January 1, 2022	$	1,587,725
Net Income		3,215,500
Capital Distributions		(3,370,001)
Balance, December 31, 2022	$	1,433,224

* The accompanying notes are an integral part of these financial statements.

DYNASTY SECURITIES, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,2022

Cash flows from operating activities	
Net income	$ 3,215,500
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in assets and liabilities	
Accounts Receivable and Accrued Revenue	(89,999)
Due to/from Parent	(597,139)
Prepaid Expenses	5,501
Accounts payable and accrued expenses	(2,958)
Net cash provided by operating activities	2,530,905
Cash flows from financing activities	
Capital Distributions	(3,370,001)
Net decrease in cash	839,096
Cash, beginning of year	1,439,077
Cash, end of year	$ 599,981

* The accompanying notes are an integral part of these financial statements.

DYNASTY SECURITIES, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31,2022

Computation of net capital		
Total member's equity	$	1,433,224
Deductions and/or charges		
Non-allowable assets	$	(838,348)
Net capital	$	594,876
Computation of aggregate indebtedness		
Accounts payable & Accrued Expenses	$	5,105
Aggregate indebtedness	$	5,105
Computation of basic net capital requirement		
Minimum net capital required (6.67% of aggregate indebtedness)	$	340
Minimum dollar requirement	$	5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	5,000
Excess net capital	$	589,876
Ratio: Aggregate indebtedness to net capital		0.009 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2022.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:
Dynasty Securities, LLC (the "Company") was formed on August 16, 2011, in the state of New York. On March 21, 2013, the Securities and Exchange Commission accepted the Company's application for registration as a broker or dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. In addition, on March 21, 2013, the Financial Industry Regulatory Authority, Inc. ("FINRA") accepted the Company's membership application. The Company is headquartered in New York, New York. The Company is registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:
The Company recognize revenue in accordance with ASC 606, revenue from contract from customers, which requires an entity to recognize the amount of revenue to which is expects to be entitled for the transfer of promise, goods or services or customers. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. For the year ended December 31, 2022, $2,250,526 of revenue was recognized over time and $1,261,343 was recognized at a point in time.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Income Taxes:

The Company is treated as a partnership for federal and state income tax purposes; therefore, the taxable income or loss from the Company's operation is allocated to the Company's member.

The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. At December 31, 2022, there are no significant income tax uncertainties that are expected to have a material impact on the Company's 2022 financial statements. No interest or penalties were incurred for the year ended December 31, 2022.

Cash:
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Accounts Receivable and Accrued Revenue:
Accrued revenue arises when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. On December 31, 2022, there was Accounts Receivable and Accrued Revenue of $601,972 reported in the statement of financial condition. The Company applies ASC 326 Financial Instruments – Credit Losses, which a requires entities to measure all expected credit losses for financial instruments held at the reporting date. Based on the composition of our accounts receivables and historical credit loss activity, the Company does not maintain a credit reserve balance.

Contract Balances:
Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligation under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. The Company had no contract assets or liabilities at December 31, 2022.

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after December 31, 2022, through February 28, 2023, the date that the financial statements were available to be issued.

NOTE 2 - NET CAPITAL REQUIREMENTS:

The Company, as a member of FINRA, is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6.67% of aggregate indebtedness. At December 31, 2022, the Company had net capital of $594,876 that exceeded the required net capital of by $589,876. The Company's ratio of aggregated indebtedness to net capital was .009 to 1 as of December 31, 2022.

The Company is not required to furnish the "computation of reserve requirements" under rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with the exemptive provision k(2)(i) of rule 15c3-3. This provision exempts brokers or dealers who do not hold funds or securities, or owe money or securities to customers, from having to furnish the "computation of reserve requirements."

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement with its Parent, Dynasty Financial Partners, LLC. Expenses included in this agreement and revenue are paid or received by the Parent and reimbursed by Dynasty Securities, LLC. As of December 31, 2022, Dynasty Securities, LLC was owed from Dynasty Financial Partners, LLC an amount of $235,249. Total amount of expenses incurred by the Company for the year ended December 31, 2022 was $221,571.

The Company accounts for a lease arrangement through the Expense Sharing Agreement as a short-term lease and does not recognize a right of use asset nor corresponding liability.

NOTE 4 – CONCENTRATION

During 2022, 88% of revenues were earned from four customers. As of December 31, 2022, three customers make up 100% of accounts receivable and accrued revenue.

NOTE 5 – RISKS AND UNCERTAINTIES

The Company's results are tied to global and domestic financial markets Any material adverse impact to the global economies and financial markets could also impact the Company. This present material uncertainty and risk with respect to the Company, its performance, and financial results.

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Dynasty Securities, LLC
St. Petersburg, Florida

We have reviewed management's statements, included in the accompanying SEC Rule 17a-5 Exemption Report, in which (1) Dynasty Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Dynasty Securities, LLC stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Livingston, New Jersey
February 28, 2023

Dynasty Securities, LLC
Schedule II Computation for Determination of Reserve Requirements
Under Rule 15c3-3 (Exemption)
For the Year Ended December 31, 2022

"Exempt Under 15c3-3(k)(2)(i)"

Dynasty Securities, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. 240.17a-5," Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4).
To the best of its knowledge and belief Dynasty Securities, LLC states the following:

Dynasty Securities, LLC is claiming exemption to this schedule pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3.

- Dynasty Securities, LLC is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and FINRA.
- Dynasty Securities, LLC claimed an exemption under paragraph 240.15c3-3(k)(2)(i) of Rule 15c3-3 for the period from January 1, 2022 through December 31, 2022.
- Dynasty Securities, LLC has met the identified exemption provision in paragraph 240.15c3-1(k)(2)(i) of Rule 15c3-1 throughout the period from January 1, 2022 through December 31, 2022, without exemption.

Dynasty Securities, LLC

I, Jill Russo, affirm that, to my best knowledge and belief, this Exemption Report is true and accurate.

______________________________Jill Russo, CCO